Exhibit 99.1

News Release
For immediate release
Gildan Activewear Announces Fiscal 2010 First Quarter Results
•	Adjusted EPS of U.S. $0.24 vs. U.S. $0.04 in Q1 2009

•	Growth in Sales Revenues of 20% Compared to Q1 2009

•	Market Share of 61.3% in U.S. Wholesale Distributor Channel

•	Consolidated Gross Margins of 29.8%

•	Free Cash Flow of U.S. $43 million in Quarter

•	Continuing Positive Development of Retail Business

•	Full Year Outlook Reconfirmed
Montréal, Tuesday, February 9, 2010 — Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the first quarter of its 2010 fiscal year and also reconfirmed its sales and gross margin assumptions which it had previously provided in its outlook for the full fiscal year.
First Quarter Sales and Earnings
Gildan reported net earnings of U.S. $28.0 million and diluted EPS of U.S. $0.23 for its first fiscal quarter ended January 3, 2010, after reflecting a restructuring charge of U.S. $0.01 per share related to the consolidation of its U.S. distribution activities announced on December 10, 2009. Net earnings were U.S. $4.4 million or U.S. $0.04 per share in the first quarter of fiscal 2009. Before reflecting restructuring charges in both fiscal years, adjusted net earnings amounted to U.S. $29.2 million or U.S. $0.24 per share in the first quarter of fiscal 2010, compared to U.S. $5.3 million or U.S. $0.04 per share in the first quarter of fiscal 2009. The significant increase in net earnings and EPS in the first quarter compared to last year was due to strong growth in activewear unit sales volumes, more favourable manufacturing, cotton and energy costs, and more favourable activewear product-mix, partially offset by lower activewear selling prices. EPS for the first quarter was slightly higher than the Company’s internal forecast as the impact of lower than anticipated promotional activity in the U.S. wholesale distributor channel and more favourable product-mix more than offset the impact of the timing of replenishment of the U.S. wholesale distributor channel, which is benefitting activewear shipments early in the second quarter of the fiscal year.
Net sales in the first quarter of fiscal 2010 amounted to U.S. $220.4 million, up 19.8% from U.S. $184.0 million in the first quarter of last year. Sales of activewear and underwear were U.S. $152.9 million, up 32.0% from U.S. $115.8 million last year, and sales of socks were U.S. $67.5 million, compared to U.S. $68.2 million last year. The first quarter is seasonally the lowest quarter in the fiscal year for Gildan’s activewear sales.

The strong recovery in sales of activewear and underwear compared to fiscal 2009 primarily reflected a 31.5% increase in activewear unit sales volumes, due to higher market share in the U.S. wholesale distributor channel, lower seasonal inventory destocking by distributors than in the first quarter of fiscal 2009, and increased penetration of international and other screenprint markets. These positive factors, together with more favourable activewear product-mix, were partially offset by an 8.9% decline in overall industry unit shipments from U.S. distributors to U.S. screenprinters, and an approximate 3.5% reduction in net selling prices for activewear, compared to the first quarter of fiscal 2009.
The table below summarizes the data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments of activewear from U.S. wholesale distributors to U.S. screenprinters, for the calendar quarter ended December 31, 2009.

	Three months ended		Three months ended
	December 31,		December 31,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan

All products	5.0%	(8.9)%	61.3%	53.3%
T-shirts	5.5%	(8.9)%	62.7%	54.2%
Fleece	1.7%	(7.2)%	56.8%	51.9%
Sport shirts	(0.1)%	(12.5)%	40.3%	35.4%

Overall inventories in the U.S. distributor channel at December 31, 2009 were down by 15.5% compared with a year ago. Gildan’s share of distributor inventories was 49.8%, compared with its market share of 61.3% in the first quarter as shown above. Preliminary S.T.A.R.S data for the month of January 2010 indicates that overall industry shipments declined by 1.5% compared to January 2009, and that Gildan’s market share for all product categories combined was 64.3% compared with 61.3% for the December quarter.
Sales of socks in the first quarter were essentially flat compared to a year ago in spite of the negative sales impact of the discontinuance of unprofitable sock programs and the elimination of baby apparel and layette programs under licensed brands, which had been included in the Kentucky Derby Hosiery acquisition and did not fit with Gildan’s business model. The impact of eliminating these programs was essentially offset by the performance of continuing sock programs, including new mass retailer private label sock brands introduced during fiscal 2009.
Consolidated gross margins in the first quarter were 29.8%, compared to 21.1% in the first quarter of fiscal 2009. The increase in gross margins compared to last year was due to significant gains in manufacturing efficiencies, lower cotton and energy costs and more favourable activewear product-mix, partially offset by lower net selling prices for activewear, as well as the impact of additional inventory provisions.
Selling, general and administrative expenses in the first quarter were U.S. $34.0 million, compared to U.S. $33.5 million in the first quarter of fiscal 2009. The slight increase in SG&A expenses from last year was due to the impact of the higher-valued Canadian dollar on corporate administrative expenses and higher performance-driven variable compensation expenses, partially offset by the non-recurrence of provisions for doubtful receivable accounts recorded in the first quarter of fiscal 2009 as well as lower legal and professional fees. As a percentage of sales, SG&A expenses declined to 15.4%, compared with 18.2% a year ago.

Cash Flows and Financial Position
The Company generated free cash flow of U.S. $42.5 million in the first quarter. Accounts receivable were reduced by U.S. $81.9 million compared with October 4, 2009 and the Company continues to be comfortable with its accounts receivable collections and credit exposures. Inventory levels were increased by U.S. $43.1 million during the quarter, in order to build finished goods inventories of activewear to capitalize on demand during the peak summer selling season for T-shirts. The Company invested U.S. $34.0 million in capital expenditures, primarily for its new retail distribution centre and office building in Charleston, S.C. and for the ramp-up of the Rio Nance IV sock factory in Honduras. The Company also paid approximately U.S. $13 million for the provincial component of its income tax settlement with the Canada Revenue Agency. This payment had been fully provided for in the fourth quarter of fiscal 2008. At the end of the first quarter, the Company had cash and cash equivalents of U.S. $141.1 million, and its U.S. $400 million bank credit facility was unutilized.
Development of Retail Programs
The Company has begun to ship a new underwear program for Walmart, under the Starter brand, as well as further new Starter programs for socks. In addition, the Company is beginning shipment of the other new underwear and sock programs for national retailers which it announced in December. The Company has significant opportunities to build on these programs, and is in active discussions with mass-retailers for further retail programs, in line with its strategy to be a major full-line supplier of socks, underwear and activewear for mass-retailers.
Outlook
The Company reconfirmed the outlook and sales and margin assumptions for the full fiscal year, which it had provided on December 10, 2009. The Company continues to project full year sales revenues in excess of U.S. $1.2 billion, up approximately 17% compared with fiscal 2009, and gross margins for the full year of approximately 26%. Gross margins in the second half of the fiscal year are assumed to be negatively impacted by higher cotton costs, which have not been assumed to be passed through into higher selling prices. The Company has continued to base its outlook on the assumption of continuing weak economic conditions, resulting in no growth in overall industry demand being projected for the balance of the fiscal year. Based on preliminary S.T.A.R.S. data for the month of January 2010, overall industry demand in the U.S. wholesale distributor channel appears to be stabilizing.

The Company has increased its capital expenditure forecast for fiscal 2010 to approximately U.S. $145 million, compared to U.S. $130 million projected in December. The increase in projected capital expenditures is due to the acceleration of planned sewing capacity expansion projects required to support the Company’s projected sales growth, further capacity expansion and additional knitting machines at the new Rio Nance IV sock facility, and additional investment in the biomass project in Honduras, which is expected to result in further incremental cost savings.
Disclosure of Outstanding Share Data
As of January 31, 2010, there were 121,039,631 common shares issued and outstanding along with 1,462,901 stock options and 903,714 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, at least 50% of Treasury RSU grants are subject to the attainment of performance objectives set by the Board of Directors.
Financial Highlights

(in US$ millions, except per share amounts or otherwise indicated)	Q1 2010	Q1 2009
	(unaudited)	(unaudited)
Net sales	220.4	184.0
Gross profit	65.7	38.9
Selling, general and administrative expenses (SG&A)	34.0	33.5
Operating income	30.2	4.5
EBITDA (1)	44.4	17.6
Net earnings	28.0	4.4
Adjusted net earnings (2)	29.2	5.3

Diluted EPS	0.23	0.04
Adjusted diluted EPS — (2)	0.24	0.04

Gross margin	29.8%	21.1%
SG&A as a percentage of sales	15.4%	18.2%
Operating margin	13.7%	2.4%

Cash flows from operating activities	73.9	15.9
Free cash flow (3)	42.5	2.9

	January 3,	October 4,	January 4,
As at	2010	2009	2009
	(unaudited)	(unaudited)	(unaudited)
Inventories	345.0	301.9	386.4
Trade accounts receivable	77.7	159.6	84.2
Cash in excess of total indebtedness (Net indebtedness) (4)	137.9	95.3	(36.8)

(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures of this press release.
Certain minor rounding variances exist between the financial statements and this summary.
Information for Shareholders
This release should be read in conjunction with Gildan’s 2010 First Quarter Management’s Discussion and Analysis (“MD&A”) dated February 9, 2010 and its interim consolidated financial statements for the three months ended January 3, 2010 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.
Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 68365130, or by live sound webcast on Gildan’s Internet site (“Investor Relations” section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 36782235, until Tuesday, February 16, 2010 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.
Profile
Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.
Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2009 Annual MD&A, as subsequently updated in our first quarter 2010 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Non-GAAP Financial Measures
This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness/net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.
(1) EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in the consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2010	Q1 2009

Net earnings	28.0	4.4
Restructuring and other charges	1.6	0.9
Depreciation and amortization	16.0	15.9
Variation of depreciation included in inventories	(2.6)	(4.4)
Interest, net	—	0.9
Income taxes	1.2	0.3
Non-controlling interest in consolidated joint venture	0.2	(0.4)

EBITDA	44.4	17.6

Certain minor rounding variances exist between the financial statements and this summary.

(2) Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and diluted earnings per share excluding restructuring and other charges net of income tax recovery, as discussed in Note 7 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2010	Q1 2009

Net earnings	28.0	4.4
Adjustments for:
Restructuring and other charges	1.6	0.9
Income tax recovery on restructuring and other charges	(0.4)	—

Adjusted net earnings	29.2	5.3

Basic EPS	0.23	0.04
Diluted EPS	0.23	0.04
Adjusted diluted EPS	0.24	0.04

Certain minor rounding variances exist between the financial statements and this summary.
(3) Free cash flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2010	Q1 2009

Cash flows from operating activities	73.9	15.9
Cash flows used in investing activities	(31.4)	(12.1)
Adjustments for:
Restricted cash reimbursed related to business acquisition	—	(0.9)

Free cash flow	42.5	2.9

Certain minor rounding variances exist between the financial statements and this summary.
(4) Total indebtedness and Cash in excess of total indebtedness/Net indebtedness
We consider total indebtedness and cash in excess of total indebtedness / (net indebtedness) to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q1 2010	Q4 2009	Q1 2009

Current portion of long-term debt	(2.0)	(2.8)	(3.0)
Long-term debt	(1.2)	(1.6)	(48.2)

Total indebtedness	(3.2)	(4.4)	(51.2)
Cash and cash equivalents	141.1	99.7	14.4

Cash in excess of total indebtedness (Net indebtedness)	137.9	95.3	(36.8)

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:

Investor Relations		Media Relations
Laurence G. Sellyn,	Sophie Argiriou,	Geneviève Gosselin,
Executive Vice-President,	Director,	Director,
Chief Financial and Administrative Officer	Investor Communications	Corporate Communications
Tel: (514) 343-8805	Tel: (514) 343-8815	Tel: (514) 343-8814
Email: lsellyn@gildan.com	Email: sargiriou@gildan.com	Email: ggosselin@gildan.com